Mail Stop 4561

June 27, 2008

Kevin B. Thompson
Chief Operating Officer
SolarWinds, Inc.
3711 South MoPac Expressway, Building 2
Austin, Texas 78746

> **Re: SolarWinds, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 10, 2008**
> **File No. 333-149851**

Dear Mr. Thompson:

We have reviewed the above-captioned filing and your responses to our letter dated May 30, 2008, and have the following comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Valuation of Common Stock, page 42

1.   We note your responses to prior comments 4 and 5, and have the following additional comments. Please disclose the business reasons you purchased and resold shares on behalf of significant shareholders and minority shareholders in March 2008. We note that your involvement in the transaction impacted the marketability and, therefore, the fair value of the shares as of March 3, 2008. Disclose any benefit to the parties to this transaction, such as liquidity, as a result of the structure of the transaction.

2.   Tell us and disclose the relationships of the parties to the transaction, how they are related to the company, and what, if any, benefit the company obtained in serving as the intermediary to the purchase and sale.

3.   Tell us what consideration the valuation experts gave to the impact of the March 2008 fair value of $9.40 on their prior recent valuations. In other words, how did they factor in the March 2008 fair value to question or revise assumptions used in the prior recent valuations? Tell us how your expectation of

closing your IPO within six months from March 2008 was factored into the valuation assumptions for the 2008 common stock valuations.

4.   Since March 2008, the $9.40 common stock fair value has not changed because of your management's conclusion that there has been no significant change in your business or expectations of future business. Confirm to us that this view is consistent with the assumptions and factors used in your earlier valuations predating the March 2008 value of $9.40.

Revenue Recognition, pages F-12 and F-13

5.   We are considering your response to comment 11, and have the following additional comments. Please explain to us how the analysis provided in your response supports a "long history." In this regard, confirm that the same analysis for previous periods results in similar findings by providing a summary of those findings for periods included in the filing. Tell us how and why your analysis, based on the combining of channels in analyzing renewal concentration and deviation, is appropriate. Explain why the combining is consistent with paragraph 10 of SOP 97-2. Provide disaggregated analysis of the two channels for periods included in the filing to similarly support your VSOE of fair value determination by channel.

Unaudited Combined Condensed Pro Forma Statement of Income For the Year Ended December 31, 2007, page F-55

Note 2, page F-55

6.   We note your response to prior comment 12. As indicated in our prior comment, allocations of purchase consideration should be based on fair values that use market-place participant assumptions. In this regard, tell us and disclose how you used market-place participant assumptions in your valuations, in anticipated synergies, and the resulting revenue and operating margin effects from product integration into your company-specific business model.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. Each responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (512) 338-5499
        Paul R. Tobias, Esq.
        J. Robert Suffoletta, Esq.